Putnam Investments
One Post Office Square
Boston, MA 02109
June 8, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Schedule 14A (File No. 811-05346), filed with the Securities and
Exchange Commission (the “Commission”) on May 22, 2018 (the “Proxy Statement”), of
Putnam VT Mortgage Securities Fund[1] (the “Fund”), a series of Putnam Variable Trust

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Venice Monagan of Putnam Investment Management, LLC (“Putnam”), investment adviser to the Fund, and to Yana D. Guss of Ropes & Gray LLP, counsel to the Fund, on behalf of the staff of the Commission (the “Commission Staff”) on June 1, 2018 regarding the Proxy Statement. The Proxy Statement relates to a proposed amendment of the Fund’s fundamental investment policy regarding industry concentration. For convenience of reference, I have summarized each comment before the Fund’s response.

General Comments

1. Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided.

Response: The Proxy Statement will be revised to provide all material information and to remove all brackets.

2. Comment: Please confirm supplementally that the Fund assigns industry categories to the underlying collateral related to each mortgage-backed security described in the “What is this proposal?” sub-section.

Response: The Fund confirms that it assigns industry categories to the underlying collateral related to each mortgage-backed security described in the “What is this proposal?” sub-section. Putnam determines the appropriate industry categories and assigns issuers to them, informed by a variety of considerations, including relevant third party categorization systems. Industry categories and issuer assignments may change over time as industry sectors and issuers evolve.

3. Comment: In the “What effect will the Proposed Investment Policy have on your fund?” sub-section, please consider adding sub-headings to highlight changes in the principal investments and risk profile of the Fund if shareholders approve the proposal.

1 Prior to April 30, 2018, the Fund was known as Putnam VT American Government Income Fund.

Response: The Fund respectfully declines to make the requested change. The Fund believes that the current disclosure appropriately highlights the anticipated changes in the principal investments and risk profile of the Fund if shareholders approve the proposal.

4. Comment: The Commission Staff observes that the Registrant’s 80% test “generally uses the net unrealized gain or loss, or market value, of mortgage-related derivatives for purposes of this policy, but may use the notional value of a derivative if that is determined to be a more appropriate measure of the fund’s investment exposure.” Please supplementally describe the circumstances under which the Registrant would consider the notional value of a derivative to be a more appropriate measure of the Registrant’s investment exposure than the market value of such a derivative, as well as whether the Fund uses procedures to determine when notional values should be used.

Response: The Fund generally uses the net unrealized gain or loss, or market value, of mortgage-related derivatives for purposes of its 80% test, but may use the notional value of a derivative if that is determined to be a more appropriate measure of the Fund’s investment exposure. In terms of process, Putnam’s Compliance Department makes a determination as to whether the notional value of a derivative is a more appropriate measure of the Fund’s investment exposure based on the specific facts and circumstances. The Fund may use the notional value in certain extraordinary circumstances, for example if there is an indication that the market value was inaccurate. The Fund may also use notional value in other circumstances. For example, if the Fund is keeping an amount of cash in highly liquid securities and ‘equitizing’ that cash in a notional derivative position, the notional value of the derivative may be a better measurement of exposure to the Fund and therefore more appropriate for the 80% test.

5. Comment: Please consider breaking up the second paragraph in the “What effect will the Proposed Investment Policy have on your fund?” sub-section.

Response: The Fund respectfully declines the requested change and notes that the current form of this paragraph is consistent with the presentation of the Fund’s investment strategy.

6. Comment: Please consider breaking up the fourth paragraph in the “What effect will the Proposed Investment Policy have on your fund?” sub-section.

Response: The Fund respectfully declines the requested change and notes that the current form of this paragraph is consistent with the presentation of the Fund’s investment strategy.

7. Comment: The Commission Staff notes that the last paragraph in the “What effect will the Proposed Investment Policy have on your fund?” sub-section states the following: “If shareholders approve the Proposed Investment Policy, the policy will take effect shortly after the Special Meeting of Shareholders. If shareholders do not approve the Proposed Investment Policy, Putnam Management will continue to manage the fund subject to the Current Investment Policy.”

Please explain supplementally how the Fund would invest 80% of the Fund’s assets in mortgages, mortgage-related fixed income securities and related derivatives (i.e., derivatives used to acquire exposure to, or whose underlying securities are, mortgages or mortgage-related securities).

Response: In the event that shareholders do not approve the Proposed Investment Policy and the Current Investment Policy is therefore left unchanged, Putnam would continue to manage the Fund subject to its Current Investment Policy. Specifically, under normal circumstances, Putnam would continue to invest at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in mortgages, mortgage-related fixed income securities and related derivatives (i.e., derivatives used to acquire exposure to, or whose underlying securities are, mortgages or mortgage-related securities), and it would continue to carefully monitor the Fund’s investments, so that the Fund is not concentrated in any given industry in violation of the Current Investment Policy.